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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                   Under the Securities Exchange Act of 1934

                                 FAN ENERGY INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  74839R 10 2
                                 (CUSIP Number)

                                 with a copy to:

Robert Atwell                       Christopher P. Flannery, Esq.
1000 Ortega Way                     Astor, Weiss, Kaplan & Mandel, LLP
Suite C                             The Mellevue, 6th Floor
Placentia, CA 92870                 200 South Broad Street
(909) 471-1069                      Philadelphia, PA 19102
                                    (215) 893-4954
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "FILED" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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Cusip No.  74839R 10 2
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1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons
  (entities only):

Robert Atwell
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2) Check the Appropriate Box if a Member of a Group (See Instructions):
   (a) Not
   (b) Applicable

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3) SEC Use Only

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4) Source of Funds (See Instructions): OO

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5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e): Not Applicable

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6) Citizenship or Place of Organization: United States

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7) Sole Voting Power: *

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8) Shared Voting Power: *

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9) Sole Dispositive Power: *

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10) Shared Dispositive Power: *

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11) Aggregate Amount Beneficially Owned by Each Reporting Person:

5,000,000
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):        Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):      9%*

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14) Type of Reporting Person (See Instructions): IN

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ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Schedule 13D relates is the Common Stock Voting Shares (the "SHARES") of Quiet Tiger Inc., a Nevada corporation (the "COMPANY"). The principal executive offices of the Company are located at 668 North 44th Street Suite 233 Phoenix Arizona 85008.

ITEM 2.   IDENTITY AND BACKGROUND.

          The person filing this statement is Robert Atwell, whose business address is 1000 Ortega Way Suite C Placentia, California 92870. Mr. Atwell serves as the President of The Corporate Solution, Inc., a Nevada corporation. The Corporate Solution provides general business consulting, restructuring and other services for various entities and other third parties.

          Mr. Atwell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Atwell is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Atwell performed services for the Issuer during 2002 and 2003.

ITEM 4.   PURPOSE OF TRANSACTION.

          The acquisition of Shares referred to in Item 5 is for investment purposes. Mr. Atwell has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Based upon information provided by the Company, there were 55,377,066 Shares issued and outstanding as of March 30, 2003, held by approximately 500 stockholders.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Robert Atwell and any other person or entity.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       February 18, 2003

                              /s/ ROBERT ATWELL
                              -----------------